UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
WESTERN SIZZLIN CORPORATION
(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
959542101
(CUSIP Number)

Sardar Biglari The Lion Fund, L.P. 9311 San Pedro Avenue, Suite 1440 San Antonio, TX 78216 Telephone: 210-344-3400	Shawn Sedaghat 9701 Wilshire Blvd. #1110, Beverly Hills, CA 90201 Telephone: 310-205-9038	Jonathan Dash 183 Rodeo Drive, Beverly Hills, CA 90212 Telephone: 310-502-6364	Titus W. Greene 2109 Windermere Lane Shelby, NC 28150 Telephone: 704-481-8800

(Names, Addresses and Telephone Numbers of Persons Authorized to
Receive Notices and Communications)
Copy to:
Charles R. Monroe, Jr., Esq.
Hunton & Williams LLP
Bank of America Plaza, Suite 3500
101 South Tryon Street
Charlotte, North Carolina 28280
April 18, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	959542101	Page	2	of	13 Pages

1	NAMES OF REPORTING PERSONS: The Lion Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,006,778

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,006,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,006,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	959542101	Page	3	of	13 Pages

1	NAMES OF REPORTING PERSONS: Biglari Capital Corp.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,006,778

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,006,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,006,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	959542101	Page	4	of	13 Pages

1	NAMES OF REPORTING PERSONS: Sardar Biglari

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,006,778

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER:

		2,006,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,016,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	959542101	Page	5	of	13 Pages

1	NAMES OF REPORTING PERSONS: Shawn Sedaghat

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,699,214

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,699,214

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,699,214

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	959542101	Page	6	of	13 Pages

1	NAMES OF REPORTING PERSONS: Jonathan Dash

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		605,503*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		605,503*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

605,503*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN, IA
*Of these 605,503 shares, 540,003 shares (the “Client Shares”) are owned of record by, or held in street name on behalf of, clients for which Mr. Dash serves as an investment advisor. Mr. Dash provides investment advisory services through and is President of Dash Acquisitions LLC. Mr. Dash has sole voting and dispositive power over the Client Shares.

CUSIP No.	959542101	Page	7	of	13 Pages

1	NAMES OF REPORTING PERSONS: Titus W. Greene

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		976,500*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		976,500*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

976,500*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*Of these 976,500 shares, 381,000 shares are held in the name of Titus Greene & Co. Ltd. Partnership (the “Partnership”), of which Mr. Greene is the sole General Partner. Mr. Greene has sole voting and dispositive power over the shares held by the Partnership.

     This Amendment No. 2 (“Amendment”) amends and supplements the original Statement on Schedule 13D filed jointly on March 10, 2006, as amended by Amendment No. 1, also filed jointly on March 10, 2006 (together, the “Original Schedule 13D”) by (A)(i) Lion Fund, L.P., a Delaware limited partnership, (the “Lion Fund”), (ii) Biglari Capital Corp., a Texas corporation (“BCC”), and (iii) Sardar Biglari, a United States citizen (“Mr. Biglari;” collectively with the Lion Fund and BCC, the “Biglari Affiliates”), (B) (i) Shawn Sedaghat, a United States citizen (“Mr. Sedaghat”) and (ii) Jonathan Dash, a United States citizen (“Mr. Dash”) and (C) Titus W. Greene, a United States citizen (“Mr. Greene;” collectively with the Biglari Affiliates, Mr. Sedaghat and Mr. Dash, the “Reporting Persons”) to report the beneficial ownership of shares of common stock, $.01 par value per share (the “Common Stock”), of Western Sizzlin Corporation, a Delaware corporation (the “Issuer”). Collectively, the Reporting Persons beneficially own 5,297,995 shares of Common Stock, representing 44.6% of the outstanding shares of Common Stock.
     The Reporting Persons are filing this Amendment to update certain ownership and other information with respect to the Reporting Persons reported in the Original Schedule 13D. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all material respects.
     Mr. Greene expressly disclaims beneficial ownership of any shares other than the shares owned of record by him or Titus Greene & Co. Ltd. Partnership and, pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), 30,000 shares subject to acquisition by Mr. Greene within 60 days upon exercise of options held by him. The Biglari Affiliates expressly disclaim beneficial ownership of any shares other than 2,006,778 shares held in street name on behalf of the Lion Fund and, pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, 10,000 shares subject to acquisition by Mr. Biglari within 60 days upon exercise of options held by him. Mr. Sedaghat expressly disclaims beneficial ownership of any shares other than 1,699,214 shares held in street name on behalf of Mr. Sedaghat. Mr. Dash is an investment advisor whose clients, as of April 21, 2006, have an aggregate of 540,003 shares of Common Stock (“Client Shares”) held in street name on their behalf. The Client Shares are held through accounts managed by Dash Acquisitions LLC, of which Mr. Dash is the President. Mr. Dash expressly disclaims beneficial ownership of any shares other than 65,500 shares held in street name on behalf of Mr. Dash and the Client Shares and, pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, 10,000 shares subject to acquisition by Mr. Dash within 60 days upon exercise of options held by him. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than as set forth in this paragraph.
     Unless otherwise indicated, the responses to each item below are applicable to and incorporated by reference into the response of each Reporting Person.
Item 1. Security and Issuer.
     The class of equity securities to which this statement relates is the Common Stock of the Issuer. According to the Issuer’s Form 10-K for the year ended December 31, 2005, the Issuer

Page 8 of 13 Pages

had 11,888,571 shares of Common Stock outstanding as of March 31, 2006. The principal executive office of the Issuer is located at 317 Kimball Avenue, N.E., Roanoke, Virginia 24016.
Item 3. Source and Amount of Funds or Other Consideration.
     Biglari Affiliates. The total cost for the Common Stock that the Lion Fund, BCC and Mr. Biglari may be deemed to beneficially own is $1,715,214. The funds for the purchase of the Common Stock beneficially owned by the Lion Fund, BCC and Mr. Biglari with respect to which they share voting power came from the working capital of the Lion Fund. The Common Stock beneficially owned solely by Mr. Biglari was acquired as a result of options being issued by the Issuer. No consideration was exchanged for such options. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.
     Mr. Sedaghat. Mr. Sedaghat has invested $1,379,385.70 in the Common Stock of the Issuer using his personal funds.
     Mr. Dash. Mr. Dash has invested $64,960 in 65,500 shares of the Common Stock using his personal funds. Mr. Dash has acquired 540,003 shares of Common Stock on behalf of his clients using funds maintained in the accounts of his respective clients.
     Mr. Greene. Mr. Greene has invested $946,500 in 946,500 shares of the Common Stock using his personal funds and funds of the Titus Greene & Co. Ltd. Partnership. No consideration was exchanged for shares acquired as a result of options being issued by the Issuer.
Item 4. Purpose of Transaction.
     Individually, each Reporting Person acquired and accumulated his shares over time as an investment or, in the case of the client accounts advised by Mr. Dash, an investment on behalf of such client accounts. The Reporting Persons do not have any current intention to acquire additional shares of Common Stock or dispose of shares currently owned. However, the Reporting Persons, or any of them, reserve the right to purchase additional shares of Common Stock from time to time, either in the open market, in privately negotiated transactions or from the Issuer. Any decision of the Reporting Persons to increase their holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on these and other considerations.
     On March 21, 2006, the Board of Directors of the Issuer met and discussed the matters set forth in the Original Schedule 13D. Messrs. Biglari and Greene attended the meeting and discussed the intentions of the Reporting Persons as set forth in the Original Schedule 13D.
     At the March 21, 2006 meeting, six of the current Directors resigned from the Board of Directors of the Issuer. On April 27, 2006, another Director resigned from the Board of Directors of the Issuer.

Page 9 of 13 Pages

     On March 21, 2006, the Board of Directors of the Issuer appointed Mr. Biglari as Chairman of the Board.
     On March 30, 2006, Mr. Dash was appointed to the Board of Directors of the Issuer and the Board of Directors elected Philip L. Cooley, Ph.D., as Vice Chairman of the Board.
     Effective April 27, 2006, the Issuer’s Board of Directors was comprised of five Directors.
     The Reporting Persons intend to work together to nominate and re-elect all of the current directors to the Board of Directors of the Issuer at the 2006 Annual Meeting of Stockholders (the “2006 Annual Meeting”). The Reporting Persons currently intend to maintain the size of the Board of Directors at five following the 2006 Annual Meeting. The Reporting Persons by a vote of majority-in-interest among them, based on ownership of Common Stock, will likely be able to effect the election of all the expected director nominees. The Reporting Persons may take any other action legally permitted in furtherance of these goals. The Reporting Persons remain subject to the Stockholders Voting Agreement, dated as of March 9, 2006, which is filed as an exhibit to the Original Schedule 13D.
     The Reporting Persons may seek reimbursement from the Issuer of their costs to effect the changes discussed above, including legal fees and related expenses.
     Under certain circumstances, the forgoing matters could be deemed to be a change in control of the Issuer.
     Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in the matters listed in subsections (a) through (j) of Item 4 of the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) and (b)
     The aggregate number and percentage of shares of Common Stock held by the Reporting Persons collectively to which this statement relates is 5,297,995 shares of Common Stock, representing 44.6% of the sum of 11,888,571 shares of Common Stock outstanding as of March 31, 2006, as reported on the Issuer’s Form 10-K for the year ended December 31, 2005 and 50,000 shares of Common Stock subject to acquisition within 60 days by Messrs. Biglari, Greene and Dash upon the exercise of stock options.
     With respect to the beneficial ownership, voting power and disposition power of each Reporting Person, Items 7 through 13 of the applicable Cover Page of this Schedule 13D is incorporated herein.
     (c) Biglari Affiliates. The Biglari Affiliates have had no transactions in the Issuer’s securities, including the Issuer’s Common Stock, in the last 60 days, other than the privately negotiated purchase by the Lion Fund of 112,468 shares of Common Stock on April 18, 2006 at a price of $1.03 per share.

Page 10 of 13 Pages

          Mr. Sedaghat. Mr. Sedaghat has had no transactions in the Issuer’s securities, including the Issuer’s Common Stock, since the most recent filing on Schedule 13D by Mr. Sedaghat on January 27, 2006.
          Mr. Dash. Mr. Dash has had no transactions in the Issuer’s securities, including the Issuer’s Common Stock, since the most recent filing on Schedule 13D by Mr. Dash on January 27, 2006, other than the following transaction(s) in the Common Stock:

	Where and how
Date	effected	Amount of Securities		Price per share
1/30/06	Open Market Purchase	11,500	*	$1.25
2/3/06	Open Market Purchase	5,000		$1.30
2/14/06	Open Market Purchase	5,000	*	$1.18
2/14/06	Open Market Purchase	3,000	*	$1.15
2/14/06	Open Market Purchase	1,936	*	$1.26
2/15/06	Open Market Purchase	1,500	*	$1.30
2/22/06	Open Market Purchase	3,000	*	$1.28
2/22/06	Open Market Purchase	5,700	*	$1.29
2/28/06	Open Market Purchase	2,500	*	$1.30
2/28/06	Open Market Purchase	2,000	*	$1.30
2/28/06	Open Market Purchase	2,128	*	$1.30
3/1/06	Private Transaction	200,000	*	$1.20
4/19/06	Open Market Purchase	31,000		$1.00

*	These shares were purchased by Mr. Dash, an investment advisor, on behalf of his clients, with funds maintained in the accounts of his respective clients.
          Mr. Greene. Mr. Greene has had no transactions in the Issuer’s securities, including the Issuer’s Common Stock, in the last 60 days.
     (d) Not applicable.
     (e) Not applicable.

Page 11 of 13 Pages

Item 7. Material to be Filed as Exhibits.
     The following additional documents are filed as exhibits hereto and are incorporated herein by reference:

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated as of March 9, 2006, by and among the Reporting Persons.*

99.2	Stockholders Voting Agreement, dated as of March 9, 2006, by and among Messrs. Biglari, Sedaghat, Dash and Greene.*

*	Previously filed as an exhibit to the Original Schedule 13D filed March 10, 2006.

Page 12 of 13 Pages

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2006	THE LION FUND, L.P.
	By:	Biglari Capital Corp.,
General Partner

		By:	/s/ Sardar Biglari

Sardar Biglari, Chief Executive Officer

Date: April 28, 2006	BIGLARI CAPITAL CORP.

	By:	/s/ Sardar Biglari

Sardar Biglari, Chief Executive Officer

Date: April 28, 2006	/s/ Sardar Biglari

Sardar Biglari

Date: April 28, 2006	/s/ Shawn Sedaghat

Shawn Sedaghat

Date: April 28, 2006	/s/ Jonathan Dash

Jonathan Dash

Date: April 28, 2006	/s/ Titus W. Greene

Titus W. Greene

Page 13 of 13 Pages